SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                       Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                           No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding updated progress of capital injection and investors introduction of a subsidiary of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 1, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Progress Update Announcement of China Petroleum & Chemical Corporation in relation to the Capital Injection and Investors
Introduction of its Subsidiary, Sinopec Marketing Co., Ltd.

The Board of Directors and all directors of the Company hereby warrant that the content of this announcement does not contain any false representation, misleading statement or material omission, and assume joint and several liabilities for the truthfulness, accuracy and completeness of its content.

On 12 September 2014, Sinopec Marketing Co., Ltd. (hereinafter referred to as “Marketing Company”), a subsidiary of China Petroleum & Chemical Corporation (hereinafter referred to as “Sinopec Corp.” or the Company), entered into the “Capital Injection Agreement relating to Sinopec Marketing Co., Ltd.” with 25 domestic and foreign investors (hereinafter referred to as the “Capital Injection”). For the details of the Capital Injection, please refer to the announcements of Sinopec Corp. dated 12 September 2014, 5 January 2015 and 6 March 2015.

As of the date of this announcement, the change of business registration procedures of the Marketing Company has been completed. The Marketing Company obtained the business licence approved by Beijing Municipal Administration of Industry and Commerce on 31 March 2015 (Registration number: 110000011360753).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
1 April 2015

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: April 2, 2015